UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 27, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number   1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Capital Accumulation Plan

Audited Financial Statements and Schedule

Years Ended October 27, 2007, and October 28, 2006

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan (the Plan) as of October 27, 2007, and October 28, 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 27, 2007, and October 28, 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 27, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

April 21, 2008

Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	October 27, 2007	October 28, 2006
Assets
Cash	$—	$112
Investments, at fair value	29,769,359	26,060,114
Contribution receivable from employer	54,650	25,747
Contribution receivable from participants	70,499	32,183
Net assets available for benefits	$29,894,508	$26,118,156

See accompanying notes.

Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 27, 2007	October 28, 2006
Additions:
Employer incentive and match contributions	$1,265,209	$1,248,745
Participant contributions	1,750,088	1,705,293
Employee rollover	788	66,571
Investment income	529,368	456,483
Total additions	3,545,453	3,477,092

Deductions:
Distributions to participants	1,964,447	2,425,733
Administrative expenses	45,965	39,633
Total deductions	2,010,412	2,465,366

Net realized and unrealized appreciation in fair market value of investments	2,241,311	1,951,760
Net increase	3,776,352	2,963,486
Net assets available for benefits at beginning of year	26,118,156	23,154,670
Net assets available for benefits at end of year	$29,894,508	$26,118,156

See accompanying notes.

Capital Accumulation Plan

Notes to Financial Statements

October 27, 2007

1. Significant Accounting Policies

The accounting records of the Capital Accumulation Plan (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). The nonpooled separate account consists of common stock of Hormel Foods Corporation and a portion of uninvested cash. For separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in the insurance company general account is reported at contract value which approximates fair value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

All costs and expenses of administering the Plan are paid by the Plan unless paid by the plan sponsor.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through Massachusetts Mutual Life Insurance Company (MassMutual). The statement of net assets available for benefits presents the fair value of the investment in the General Investment Account which equals the contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Capital Accumulation Plan

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan, sponsored by Rochelle Foods, LLC, is a contributory defined contribution plan covering certain employees of Rochelle Foods, LLC; Creative Contract Packaging, LLC; Park Ten Foods, Ltd.; Fort Dodge Foods, LLC; Diamond Crystal Brands, Inc. – Quakertown; Osceola Foods, LLC; Burke Marketing Corporation; Provena Foods, Inc.; and Lloyd’s Barbecue Company LLC. Employees generally become participants in the Plan on the enrollment date following six months of eligibility service, with respect to employee deferral contributions.

Each employee who elects to become a member of the Plan authorizes a deduction of 1% to 50% of his or her compensation for each pay period. The Plan contains a diversified selection of funds, intended to satisfy Section 404(c) of ERISA. The sponsor provides matching and fixed incentive contributions. These contributions vary according to employee classification and employer.

Each participant’s account is credited with the participant’s and the sponsor’s contributions and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant contributions are always fully vested. Participants become vested 20% per year, over five years, in their company fixed incentive and company match accounts. Forfeitures used to reduce employer contributions for the years ended October 27, 2007, and October 28, 2006, were $52,047 and $52,316, respectively. Cumulative forfeited nonvested accounts as of October 27, 2007, and October 28, 2006, were $95,159 and $84,461, respectively.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the sponsor.

Capital Accumulation Plan

Notes to Financial Statements (continued)

Participants may borrow from their accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Participants are required to make repayments of principal and interest through payroll deductions. Loans are secured by the balance in a participant’s account.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time without the consent of any participant or beneficiary subject to restrictions set by the collective bargaining agreement and subject to the provisions of ERISA.

3. Investment Contracts

The crediting interest rate on the General Investment Account was 4.65% and 4.25% as of October 27, 2007, and October 28, 2006, respectively.

The Plan has entered into a benefit-responsive investment contract with MassMutual, which is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor event (e.g., divestures or spin-offs of a subsidiary), which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Capital Accumulation Plan

Notes to Financial Statements (continued)

The General Investment Account contract does not allow the insurance company to terminate the agreement prior to a breech of the contract terms by the investor or on the contract anniversary date with 90 days prior notice.

During the years ended October 27, 2007, and October 28, 2006, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $2,241,311 and $1,951,760, respectively, as follows:

	2007	2006
Net appreciation in fair value during the year:
Separate trust accounts	$739,987	$801,143
Pooled separate accounts	1,491,175	1,102,334
Nonpooled separate account (including Company common stock)	10,149	48,283
	$2,241,311	$1,951,760

The contract value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 28, 2007	October 28, 2006
Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Fund	$2,405,741	$2,100,695
Moderate Growth Fund	4,294,973	3,358,564
Conservative Growth Fund	2,976,291	2,304,175

Separate trust accounts:
Investors Bank & Trust Company:
American Funds Euro Pacific Fund	2,092,984	1,472,364

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	9,204,246	8,328,792

Capital Accumulation Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Capital Accumulation Plan

EIN: 36-3889635  Plan: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value

Nonpooled separate account:
Investors Bank & Trust Company:*
Hormel Stock Fund	13,085 units	$321,344

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
General Investment Account	575,334 units	9,204,246

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Moderate Growth Fund	246,511 units	4,294,973
Conservative Growth Fund	175,850 units	2,976,291
Aggressive Growth Fund	137,313 units	2,405,741
Select Small Cap. Value Equity (SSgA)	6,437 units	683,039
Select Fundamental Value (Wellington)	7,624 units	1,246,609
Select Large Cap Value Fund (Davis)	2,690 units	577,363
Conservative Journey	3,013 units	464,228
Select Aggressive Growth Fund (Sands)	6,556 units	504,512
Select Indexed Equity Fund (Northern Trust)	909 units	376,914
Premier Core Bond (Babson Capital)	107 units	163,548
Total pooled separate accounts		13,693,218

Separate trust accounts:
Investors Bank & Trust Company:*
American Funds Euro Pacific Fund	75,372 units	2,092,984
Manager’s Special Equity Fund	66,117 units	1,001,551
American Funds Growth R4 Fund	60,611 units	1,085,805
Black Rock High Yield Bond	29,177 units	355,697
Total separate trust accounts		4,536,037

Promissory notes*	Various notes from participants, bearing interest at 5.00% to 9.50%, due in various installments through August 2022	2,014,514
Total assets held for investment purposes		$29,769,359

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN

Date:	April 22, 2008	By	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Senior Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description

23	Consent of Independent Registered Public Accounting Firm